February 1, 2012

VIA EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WestMountain Index Advisor, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed January 18, 2012 File No. 333-176770

Dear Mr. Kluck:

Reference is made to the Staff’s comment letter dated January 13, 2012 (the “Staff’s Letter”) to WestMountain Index Advisor, Inc. (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 that was filed with the SEC on September 9, 2011 and was amended on October 18, 2011, November 15, 2011, December 22, 2011 and January 18, 2012.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

SEC Comments

Exhibit 23.1

1.           We note your response to prior comment 7 and that there still appears to be inconsistencies between the periods referred to in the consent, within the auditors’ report and within the financial statements. In future filings, please have your auditors’ consent refer to all financial statement periods such that the periods referred to in the consent match all periods presented within the financial statement. Additionally, please have your auditors revise their auditors’ report in an amended filing such that their report addresses the audited full fiscal year ended October 31, 2011.

We note your comment on future filings. Effect to the comment on the auditor’ report was included in Amendment 5.

Mr. Tom Kluck
Legal Branch Chief
February 1, 2012

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 208-265-5858 with any questions.

Sincerely,

WestMountain Index Advisor, Inc.

/s/ Mark Scott

By: Mark Scott,
It’s Chief Financial Officer

cc.
Howard Efron, Staff Accountant
Robert Telewicz, Accounting Reviewer
Folake Ayoola, Attorney Adviser
Gregory Schifrin, WestMountain Index Advisor, Inc. CEO
James F. Biagi, Jr., Monahan & Biagi, PLLC